Exhibit 99.1

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL DATA

The following unaudited pro forma financial data gives effect to our acquisition in November 2005 of 6 hotels from Independent Property Operators of America, LLC.

The unaudited pro forma financial statement of operations for the Quarter ended March 31, 2005 gives effect to the transaction as if it had occurred as of January 1, 2005.

The unaudited pro forma financial data and related notes are presented for informational purposes only and do not purport to represent what our results of operations would actually have been if the transactions had in fact occurred on the dates discussed above. They also do not project or forecast our results of operations for any future date or period.

The unaudited pro forma financial data should be read together with our historical consolidated financial statements and related notes included elsewhere in our Form 10-Q for the three months ended March 31, 2006 and with the information set forth therein under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The pro forma information and adjustments are based on available information and upon assumptions that we believe are reasonable; however, we cannot assure you that the actual results will not differ from the pro forma information and perhaps in material and adverse ways.

Supertel Hospitality, Inc. and Subsidiaries

Pro Forma Consolidated Statement of Operations (Unaudited)

(In thousands, except per share data)

	Three months ended March 31, 2005
	Historical Supertel	Acquisition Pro Forma Adjustments	Supertel After Acquisitions Pro Forma Consolidated	Supertel as Reported Three Months Ended March 31, 2006
REVENUES
Room rentals and other hotel services	$12,262	$2,294 [a]	$14,556	$15,690
Other	45	—	45	30

	12,307	2,294	14,601	15,720

EXPENSES
Hotel and property operations	9,363	1,677 [a]	11,040	11,696
Depreciation and amortization	1,663	336 [b]	1,999	2,056
General and administrative	601	—	601	679

	11,627	2,013	13,640	14,431

EARNINGS FROM CONTINUING OPERATIONS BEFORE NET LOSSES ON DISPOSITIONS OF ASSETS, MINORITY INTEREST AND INTEREST EXPENSE	680	281	961	1,289

Net losses on dispositions of assets	(1)	—	(1)	(4)
Interest expense	(1,393)	(550)[c]	(1,943)	(1,756)
Minority interest	(53)	—	(53)	(48)

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(767)	(269)	(1,036)	(519)
Income tax benefit	376	—	376	324

LOSS FROM CONTINUING OPERATIONS	(391)	(269)	(660)	(195)

Dividends to preferred shareholders	—	—	—	(304)

NET LOSS FROM CONTINUING OPERATIONS AVAILABLE TO COMMON SHAREHOLDERS	$(391)	$(269)	$(660)	$(499)

Weighted average shares outstanding - basic and dilutive	12,060		12,060	12,064

Net loss from continuing operations per share	$(0.03)		$(0.05)	$(0.04)

See accompanying notes to Pro Forma Consolidated Statements of Operations

Supertel Hospitality, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Consolidated Statement of Operations

for the Quarter Ended March 31, 2005

(Unaudited)

(dollar amounts are in thousands, except per share amounts)

The pro forma statement of operations reflects the acquisition of six hotels from Independent Operators of America, LLC. The information presented represents the activity for these acquired properties from and including January 1 through March 31, 2005.

(a)	Reflects the operations of the six hotels using unaudited financial statements obtained from the sellers for the first quarter of 2005 and adjusting those numbers for specific verifiable and continuing changes in operating expenses.

	For the Three Months Ended March 31, 2005
	Historical	Adjustments		Pro Forma Adjustments
Room rentals and other hotel services	$2,294			$2,294

Hotel and property operations:	$1,738	(28	)(i)

		(39	)(ii)
		6	(iii)	$1,677

(i)	To reflect the cost reductions resulting from the elimination of an excess administrative position.
(ii)	The Company’s insurance coverage for the six hotels would cost less than that previously charged to the properties by the sellers.
(iii)	To increase the cost of the franchise fees by .25% in accordance with new franchise agreements.

(b)	To reflect pro forma depreciation and amortization based on the depreciable basis of the Company’s actual acquisition cost.

(c)	To reflect interest expense, including amortization of deferred financing costs related to the $14,830 long-term mortgage note payable, at 5.97% per annum, $6,123 of assumed mortgage note payable at 7.41% per annum, $3,000 of an interest-free seller note ($2,831 using an imputed interest rate of 5.97%) and borrowings from the Company’s revolving credit facilities for $8,894 at 7.25% per annum.